

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

ML Systematic Momentum FuturesAccess LLC
c/o Barbra E. Kocsis, Chief Financial Officer
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534

  Re: ML Systematic Momentum FuturesAccess LLC
    Amendment No. 2 to Form 10
    File No. 0-52505
    Filed August 19, 2010

Dear Ms. Kocsis:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Karen J. Garnett
       Assistant Director